UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     For the month of February 2008
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______No X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______No X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.
(Registrant)

By /s/ Tim Coupland
President & CEO

Date February 11, 2008

ALBERTA STAR DEVELOPMENT CORP
Suite 506 - 675 West Hastings Street  .  Vancouver  .  British Columbia  .  V6B 1N2
Telephone: (604) 681-3131    Facsimile: (604) 408-3884

NEWS RELEASE

February 11, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR SAMPLES 2.35% COPPER, 0.33% ZINC AND 134.2 G/TON SILVER AT HIGH GRADE POLY-METALLIC DISCOVERY ZONE AT CONTACT LAKE, NT.

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to report on grab samples received from the Mile Lake IOCG prospect where the Company discovered a new high grade poly-metallic breccia that is rich in copper, molybdenum, lead, zinc, silver and tungsten. (NR- Nov 16, 2006). The Mile Lake IOCG prospect is situated on the Company’s Contact Lake property on the south side of Echo Bay. Field work and sampling in 2007 has confirmed additional widespread poly-metallic mineralization in grab samples at several target areas at Mile Lake.

The Mile Lake Breccia is a prospect in which poly-metallic mineralization and alteration is intermittently exposed for over 2 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu-Co- Ni- Bi) mines.

The Company is reporting poly-metallic assay values from the sampling program which includes 2.35% copper, 0.33% zinc and 134.2 g/ton silver as well as 1.01% copper, 1.24% lead, 1.31% zinc, 72.1 g/ton silver also, 0.99% copper, 0.52% lead, 0.58% zinc and 43.8 g/ton silver.

Mile Lake, NT (Grab Samples)

Poly-metallic grab samples from Mile Lake, NT

Sample	GPS Location		Copper	Lead	Zinc	Silver	Cobalt
Number	Easting	Northing	Cu	Pb	Zn	Ag	Co
	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)
10031	451854	7321802	0.22	0.01	0.28	1.4	0.02
10032	451854	7321801	0.14	0.01	0.74	7.0	0.01
10033	451937	7321726	0.70	0.02	0.04	2.7	0.01
10034	451937	7321726	0.12	0.00	0.02	0.5	0.01
10035	452016	7321690	0.26	0.13	0.10	1.3	0.00
10036	452014	7321691	0.27	0.16	0.12	2.0	0.00
10037	452170	7321670	0.20	0.01	0.10	0.7	0.00
10038	452043	7321506	0.06	0.14	0.11	0.9	0.02
10040	452078	7321570	0.10	0.20	0.06	3.6	0.01

10041	451882	7321595	0.16	0.07	0.35	2.1	0.01
10042	451975	7321680	0.01	0.06	0.06	43.4	0.42
10044	451616	7321486	0.34	0.01	0.11	8.1	0.00
10045	451563	7321502	0.99	0.52	0.58	43.8	0.01
10046	451597	7321343	0.19	0.02	0.55	5.5	0.01
10049	451658	7321187	0.07	0.60	0.20	2.6	0.03
10061	451888	7321491	1.01	1.24	1.31	72.1	0.00
10053	452079	7321571	0.04	0.12	1.43	1.0	0.01
10054	451862	7321590	0.44	0.24	0.69	7.2	0.00
10055	451862	7321590	0.33	0.48	0.64	12.8	0.00
10056	451759	7321236	0.10	0.19	0.27	1.9	0.00
10057	451753	7321240	0.06	0.13	0.39	1.5	0.01
10058	451670	7321500	0.71	0.04	0.26	30.5	0.00
10060	451866	7321620	0.21	0.18	0.40	10.0	0.00
10063	451305	7322123	0.06	1.20	0.36	4.9	0.01
10064	451297	7322113	0.15	0.12	0.56	3.5	0.03
10065	451287	7322080	1.02	0.21	0.64	51.2	0.01
10066	451121	7321330	2.35	0.04	0.33	134.2	0.01
10067	451267	7321263	0.15	0.04	0.06	5.6	0.01
10068	451292	7321317	0.11	0.11	0.13	7.3	0.04

Metal values. Gold $920.30 US per ounce, Copper $3.48 US per pound, Silver $17.13 US per ounce, Cobalt $48.75 US per pound, Zinc $1.03 US per pound, Lead $1.32 US per pound and Uranium $75.00 US per pound as of February 8, 2008.

Previous drilling results (see NR-Nov16/06) confirmed the poly-metallic nature of the mineralization and demonstrated the widespread distribution of IOCG associated mineralization in the Eldorado & Contact Lake district. The Mile Lake Breccia is open for drilling along a strike length of greater than 2 kilometers within a 100 to 200 meter wide horizon. This is one of a number of large IOCG & uranium targets that are emerging at Contact Lake, that are characterized by two to six metals within the target horizon.

In 2006 the Company collected over 60 surface rock samples from the Mile Lake property that were analyzed during the program with assayed values to a maximum of 15.34% copper, 1.90% lead, 5.71% zinc, and 293.0 g/ton silver. In addition to grab sampling, chip sampling was carried out along an exposed trench which produced the following average values over 3 meters: 3.48% copper, 0.70% lead, 0.78% zinc, and 23.0 g/ton silver and 0.12% molybdenum.

The Company has shipped over 10,000 surface exploration samples from the 2007 exploration program to ACME Analytical Laboratories for assaying. A number of mineralized poly-metallic zones have been encountered in its drill core and in surface exploration sampling. Many of the samples returned high values that were over normal detection limits and were sent for re-assaying to confirm results. The Company will be releasing the results from additional IOCG targets examined at Eldorado & Contact Lake from 2007, upon receipt of assay and re-assay results.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027.77 acres in size. The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and Uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and MI3 Corporate Communications at (514) 904-1333

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131	Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.